UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 29)*

CMB.TECH NV

(formerly Euronav NV)

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,147,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,147,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,147,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.21%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,171,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,171,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,171,699

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.22%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

Explanatory Note

This Amendment No. 28 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of CMB.TECH NV (formerly Euronav NV) (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024, Amendment No. 27 thereto filed with the Commission on April 3, 2024 and Amendment No. 28 thereto filed with the Commission on October 9, 2024 (as amended and supplemented, the “Original Schedule 13D,” and as further amended and supplemented by this Amendment No. 29, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 29 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 29 does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV (“CMB” or the “Offeror”) referred to in this Amendment No. 29 commenced on October 23, 2024. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) that the Offeror has filed with the Commission, and the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that the Issuer has filed with the Commission. Any solicitation and offer to buy Ordinary Shares is only being made pursuant to the Offer to Purchase dated October 23, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Issuer contain important information that U.S. Holders of Ordinary Shares should consider before making any decision with respect to the tender offer. U.S. holders of Ordinary Shares are urged to read these documents carefully. The Offer to Purchase, the related Letter of Transmittal and the Issuer’s Schedule 14D-9 and other filings related to the tender offer are available for free at the Commission’s website at www.sec.gov. The Offer to Purchase, the related Letter of Transmittal and other offer documents may also be obtained free of charge from Georgeson LLC, the information agent for the U.S. Offer at the telephone number and addresses on the back cover page of the Offer to Purchase, or from brokers, dealers, commercial banks, trust companies or other nominees.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

CMB estimates that the maximum amount of funds required to consummate the previously announced Belgian Reopening and the New U.S. Tender Offer (the “New Offers”) is approximately $216 million. The consummation of the New Offers is not subject to any financing condition. The aggregate purchase price for Ordinary Shares validly tendered and accepted in the New Offers will be funded with borrowings under the Reopening Acquisition Bridge Facility (as defined below). The unconditional and irrevocable availability of funds necessary for the payment of the aggregate purchase price for all Ordinary Shares subject to the New Offers in the form of an irrevocable and unconditional credit facility made available by the Arrangers (as defined below) has been confirmed by KBC Bank NV (“KBC”) to the Belgian Financial Services and Markets Authority (the “FSMA”) in accordance with Belgian law.

Amended and Restated Bridge Facilities Agreement

The aggregate purchase price for Ordinary Shares validly tendered and accepted in the New Offers will be funded with borrowings under the $3.2 billion bridge facilities agreement entered into among CMB and Crédit Agricole Corporate and Investment Bank, KBC, and Société Générale (collectively, the “Bookrunning Mandated Lead Arrangers”), Belfius Bank NV/SA, DNB (UK) Limited, ING Belgium SA/NV and Nordea Bank Abp filial i Norge (collectively, the “Mandated Lead Arrangers”) and Skandinaviska Enskilda Banken AB (publ) (the “Lead Arranger” and together with the Bookrunning Mandated Lead Arrangers and the Mandated Lead Arrangers, the “Arrangers”) on November 20, 2023, as last amended and restated on October 16, 2024 (the “Amended Facilities Agreement”). Under the Amended Facilities Agreement, the Offeror may borrow up to $216 million under a new term loan facility (the “Reopening Bridge Acquisition Facility”) to fund the acquisition of Ordinary Shares in the New Offers, which facility became effective on October 16, 2024.

Term of the Reopening Acquisition Bridge Facility. The Amended Facilities Agreement has a term expiring on February 20, 2025, which, subject to certain conditions and at the option of CMB, may be extended for an additional six months. Such extension is subject to (i) no default having occurred and is then continuing or would occur as a result of the extension; (ii) all repeating representations made by CMB being correct in all material respects; and (iii) the payment of an extension fee. The principal amounts outstanding under the Amended Facilities Agreement must be repaid in full not later than its maturity date, subject to any extension.

Prepayment. The Amended Facilities Agreement contains customary prepayment events (including but not limited to: (i) when it becomes illegal for a lender to fund or maintain its participation; (ii) when a sanctions event occurs; (iii) where there is a change of control of CMB or if CMB no longer controls the Issuer; (iv) from certain disposal proceeds; (v) from proceeds received upon the issuance of certain debt obligations; or (v) from proceeds of a claims under an acquisition document). CMB is required to prepay loans under the Amended Facilities Agreement out of the net proceeds received from a permitted sale of Ordinary Shares of the Issuer, provided that CMB retains at least a 50% ownership interest in the Issuer (excluding treasury shares). CMB also can voluntarily cancel commitments or repay amounts outstanding under the Amended Facilities Agreement.

A copy of the Amendment and Restatement Agreement dated October 16, 2024 among the parties to the Amended Facilities Agreement (including the Amended Facilities Agreement) has been filed as Exhibit S to this Schedule 13D and is incorporated herein by reference.

The foregoing summary is not complete and is qualified in its entirety by reference to the full text of the Amended Facilities Agreement, which has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about CMB or its respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amended Facilities Agreement were made only for purposes of the Amended Facilities Agreement as of the specific dates therein, are solely for the benefit of the parties to the Amended Facilities Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Amended Facilities Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Amended Facilities Agreement, which subsequent information may or may not be reflected in CMB’s public disclosures.

Item 4. Purpose of the Transaction

The Belgian Reopening and the New U.S. Tender Offer

The Commencement of the New Offers. On October 23, 2024 (the “New Offer Commencement Date”), CMB issued a press release announcing that CMB commenced the New Offers to purchase all outstanding Ordinary Shares of the Issuer that CMB and its affiliates do not already own for $12.66 per Share in cash (the “Adjusted Offer Price”), to be reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Issuer to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the New Offer Commencement Date and before the settlement date. The U.S. Offer is open to all U.S. holders of Ordinary Shares and the Belgian Reopening is open to all holders of Ordinary Shares, wherever located. Each of the New Offers provides the equivalent consideration for Ordinary Shares tendered, and each of the New Offers is being made on substantially the same terms.

CMB estimates that the maximum amount of funds required to consummate the New Offers at the Adjusted Offer Price is approximately $216 million, which it will fund with the proceeds from loans under the Reopening Acquisition Bridge Facility. The discussion of the Amended Facilities Agreement in Item 3 of this Schedule 13D is incorporated herein by reference.

The New Offers expire at 10:00 A.M., New York City time (4:00 P.M., Brussels, Belgium time), on November 21, 2024, unless the expiration of the New Offers are extended to a subsequent date in accordance with U.S. and Belgian law. Even if CMB, following the expiration of the New Offers, holds at least 95% of the issued Ordinary Shares, CMB is not obligated under Belgian law to launch a Squeeze-Out offer and does not have any intention of doing so.

CMB’s sole purpose in making the New Offers is to comply with the order of the FSMA issued on October 7, 2024 to reopen its unconditional mandatory public takeover bid at the Adjusted Offer Price in accordance with Belgian law.

A copy of the press release announcing the commencement of the New Offers is attached hereto as Exhibit T and incorporated by reference herein.

Effects on the Issuer’s Stock Exchange Listings. The Ordinary Shares are listed on the NYSE and Euronext Brussels. CMB does not intend to delist the Ordinary Shares from trading on the NYSE and expects that the Ordinary Shares will continue to trade on the NYSE after consummation of the New Offers. While CMB believes that the unaffiliated public float of the Ordinary Shares will remain sufficient, the number of Ordinary Shares that are publicly held and the liquidity of the public markets for the Ordinary Shares may be significantly reduced as a result of the New Offers. It is possible that the Issuer may, upon the closing of the New Offers, fail to meet the criteria for continued listing on the NYSE or Euronext Brussels. If the Issuer’s Ordinary Shares were delisted by the NYSE and/or Euronext Brussels, it could make it more difficult to dispose of, or obtain accurate quotations for the price of, the Ordinary Shares and the public reporting obligations of the Issuer would be suspended. Under certain of the Issuer’s financing agreements, the delisting of the Ordinary Shares from both the NYSE and Euronext Brussels may constitute an event of default.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)	The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person’s cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 194,216,835 Ordinary Shares outstanding as of June 30, 2024 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K/A furnished to the Securities and Exchange Commission on August 13, 2024.

(c)	None of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth under Item 3 and Item 4 is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022[1]

Exhibit D	Letter to Euronav NV dated April 26, 2022[2]

Exhibit E	Press release dated July 12, 2022[3]

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022[4]

Exhibit G	Letter to Euronav NV dated January 16, 2023[5]

Exhibit H	Press Release dated February 9, 2023[6]

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023[7]

Exhibit J	Press Release dated October 9, 2023[8]

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023[9]

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023[10]

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023[11]

Exhibit N	Press Release dated December 22, 2023[12]

Exhibit O	Share Purchase Agreement between CMB and Euronav dated December 22, 2023, incorporated by reference to Exhibit 99.1 to Euronav NV’s Form 6-K (File No. 001-36810) filed with the Commission on December 22, 2023[12]

Exhibit P	Press Release dated February 14, 2024[13]

Exhibit Q	Press Release dated March 18, 2024[14]

Exhibit R	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2024[15]

Exhibit S

Amendment and Restatement Agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated October 16, 2024 related to the Amended Facilities Agreement

Exhibit T	Press Release dated October 23, 2024

1	Previously filed with Amendment No. 5 on April 12, 2022
2	Previously filed with Amendment No. 6 on April 26, 2022

3	Previously filed with Amendment No. 10 on July 13, 2022

4	Previously filed with Amendment No. 15 on December 14, 2022
5	Previously filed with Amendment No. 16 on January 18, 2023

6	Previously filed with Amendment No. 17 on February 10, 2023
7	Previously filed with Amendment No. 18 on February 16, 2023

8	Previously filed with Amendment No. 20 on October 10, 2023
9	Previously filed with Amendment No. 20 on October 10, 2023

10	Previously filed with Amendment No. 20 on October 10, 2023

11	Previously filed with Amendment No. 21 on November 24, 2023
12	Previously filed with Amendment No. 22 on December 22, 2024

13	Previously filed with Amendment No. 23 on February 16, 2024
14	Previously filed with Amendment No. 24 on March 19, 2024
15	Previously filed with Amendment No. 28 on October 9, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 23, 2024

Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys